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January 28, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Miller Energy Resources, Inc.
Responses to comments on Soliciting Materials filed pursuant to Rule
14a-12 filed December 17, 2013
Filed by Bristol Investment Fund, Ltd., et. al.
Filed January 16, 2014
File No. 001-34732

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 21, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our clients, Bristol Capital Advisors, LLC (together with its affiliates, “Bristol”) and Lone Star Value Management, LLC (together with its affiliates, “Lone Star Value”), collectively, Concerned Miller Shareholders (“CMS”), and we provide the following responses on CMS’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Materials.

1.	We reissue the first bullet point of prior comment 1. We are unable to see the how the company shares being “significantly undervalued” are related to the profile of senior management.

CMS acknowledges the Staff’s comment and provides on a supplemental basis the following information in addition to the information previously provided in our response to the Staff’s prior comment 1.  CMS believes that the significant undervaluation of Miller is largely due to the market’s reasonable perception that the current senior executive team at Miller lacks the technical and operational expertise to lead a public oil and gas company.  The vast majority of public oil and gas companies have managers in the CEO, COO and President roles that have bachelor’s and/ or advanced degrees in the geo-sciences or in engineering. Many of them have major oil company technical training prior to becoming managers.  These senior executives of public oil and gas companies are active in their professions and are registered nationally or through state agencies.  As active registered geo-scientists and engineers, they operate under a code of ethics and have ongoing continuing education requirements.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

The complexity of oil and gas exploration and extraction, and the effective management of technical personnel, requires a substantial working knowledge of geology, geophysics and engineering. Given that the work environment in oil and gas extraction can be hazardous to people and to the environment, senior managers have an obligation to protect the health and safety of their personnel, the public and the environment.

Miller’s assets and its drilling and production operations are located offshore and along the coast of the Cook Inlet in Alaska.  This is clearly an extremely environmentally sensitive area and a difficult operating environment for both equipment and personnel.  The current management team has little formal education in the accepted technical disciplines, has little oil and gas training or experience, and yet, they are charged with directing technical and field personnel in a very difficult operating locale.

CMS firmly believes that industry experts, observers, analysts and investors in the oil and gas industry, have well justified and grave concerns that this lack of training and operating experience of the senior managers of Miller may lead to miscues, potentially resulting in a disaster in the Cook Inlet.  In our view, that market’s reasonable doubt over management’s qualifications has been naturally reflected in the price of the Company’s stock and has been a major and direct contributor to Miller’s undervaluation.

For further support of the widespread and poor perception of Miller’s senior management team, please see a compilation of select articles published by reputable national media sources, attached as Appendix A.

2.
Please provide us with additional support for your response paragraph 8(e). For example, you may provide us with some or all of the letters previously shared with you by a company shareholder. Also, which shareholders did you communicate with?

CMS acknowledges the Staff’s comment and provides the following supplemental information in addition to its previous response to the Staff.   CMS refers you to the complaint, attached as Appendix B, in connection with an ongoing legal proceeding in which CMS is not involved in any way.  The complaint alleges that Millers’ management has harmed Miller shareholders and violated federal laws by failing to provide candid and accurate disclosure of material information.  CMS further refers you to our response to comment #3 below, which outlines a series of events that demonstrate that Miller’s management has engaged in selective disclosure that, in our view, has the effect of misleading the market by failing to provide complete and timely information to all market participants and commentators on the same terms and at the same time.

Further, CMS refers the Staff to the attached private letters sent to Miller by another shareholder of the Company, KMF Investments Management, LLC (“KMF”).  The letters, attached as Appendix C, express KMF’s outrage over selective and inaccurate disclosure by Miller.  CMS has not been in contact with KMF and the letters were provided to CMS by a third party who, to the best knowledge of CMS, is not subject to any duty to preserve the confidentiality of the attached letters.

3.
Please provide us with additional support for your response paragraph 24. For example, you may provide us with the Imperial Capital report and describe the “other instances of selective disclosures” referenced in your response.

CMS acknowledges the Staff’s comment and provides the following supplemental information in addition to its previous response to the Staff.  By means of an illustration of selective and targeted disclosure by Miller’s management, CMS outlines below a chronology of events that took place over a few trading days in October.  See Appendix D for supporting evidence.

On Friday, October 25, 2013, Miller was placed on NYSE’s “most down %” list. On the following trading day, Monday, October 28, 2013, Miller was once again on NYSE’s “most down %” list with large price volatility and irregularly high volume. See Appendix D for screens of the NYSE’s lists at different times during those trading days.  During trading hours on October 28, 2013, representatives of Miller management contacted Imperial Capital’s analyst Kim Pacanovsky.  See the attached report by Imperial Capital, which expressly discloses the occurrence of such contact, attached as Appendix E.  As a result and intraday, Kim Pacanovsky issued a research report to clients of Imperial Capital.  Miller ended up on NYSE’s “most up %” list on Tuesday, October 29, 2013. The Imperial Capital report expressly states:

“We spoke to managemen [sp.] on 10/28/13 and it verified that there is no change in the company’s year end production guidance. RU-5 is stabilizing and sword ( a roughly 19,000’ [sp.] exploration well) has passed the point of the highest operational [sp.] risk. Thus we see the recent drop in MILL’s share price as a potentially attractive opportunity.”

The Imperial Capital report subsequently needed to be corrected and reissued.  Kim Pacanovsky, the Imperial Capital analyst who issued the intraday report following discussions with Miller management, is a former employee of MLV & Co, which had raised tens of millions of dollars in preferred offerings for Miller.

Following the issuance of the Imperial Capital report, commentators on the Yahoo!Finance message board commenced a discussion regarding the Imperial Capital report.  On October 28, and 31, 2013, numerous investors commented on the selective disclosure of information by Miller’s management.  See Appendix F.

Following the postings on the Yahoo!Finance message board, intraday on October 31, 2013 the Company broke with its historic practices of issuing public statements prior to the opening of the market, and issued a press release during trading hours reporting on the status of its Alaska operations.  See Miller Form 8-K filed with the SEC on October 31, 2013.

CMS believes that together, the above responses to comments #2 and #3 provide substantial factual basis for CMS’s expressed belief that Miller’s management has engaged in selective disclosure and has failed to consistently provide accurate and candid disclosure.

*    *    *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Paul Kessler, Bristol Capital Advisors, LLC,
Jeffrey E. Eberwein, Lone Star Value Management, LLC,
Aneliya S. Crawford, Esq., Olshan Frome Wolosky LLP